NEWS RELEASE

Kelso Technologies Inc. (The “Company” or “Kelso”) Canada: TSX: KLS U nited States: NYSE MKT: KIQ	July 7, 2015

KELSO KLINCHER® ADVANCES TO COMMERCIAL DISTRIBUTION

Vancouver, British Columbia and Downers Grove, Illinois, – The Company is pleased to announce that it has completed its production infrastructure to produce our Kelso Klincher® Manway (KKM) and our proprietary loading rack adaptors at volume levels that can meet the supply demands of tank car producers (OEM), shippers and tank car owners.

For several years numerous shippers of hazardous materials have been assessing and developing adoption strategies for the KKM design which included loading rack logistics. The Company is now able to address all identified logistic concerns and service all customer needs and specifications to utilize the KKM. Several OEMs have successfully integrated the KKM design into their production processes. Going forward the KKM allows Kelso the prospect to triple its revenues per tank car on multi-equipment orders advancing the Company into the next level of its commercial business development.

Evidence of our developmental progress is that Kelso has received a multi-equipment OEM order for several unit train strings of rail tank cars for crude oil service totaling approximately one million dollars. The order includes the KKM, constant force pressure relief valve and loading rack adaptors. It is the first of several orders that are in process. The order commences delivery in the third quarter of 2015.

James R. Bond, CEO of the Company comments that, “Kelso continues to develop and market its KKM as a “best available safety technology” (BAST) design. It has demonstrated better non-accidental operational and economic benefits as well as potential rollover survivability that could provide more secure containment of hazardous materials in an accident event. The key feature is that the KKM has no time consuming eye-bolts that extend dangerously above the top of the manway. KKM is a unique proprietary one-bolt design with the bolt mounted horizontally below the top of the manway opening and therefore unlikely to shear off in a derailment. We believe that our KKM is a BAST design that over time will be adopted in much larger numbers with influence coming from government regulators, first responder organizations and shippers of hazardous materials.”

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe handling and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials. The Company is recognized as a reliable supplier of AAR approved railway equipment that addresses the regulatory concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the KKM allows Kelso to triple its revenues per tank car on multi-equipment orders advancing the Company into the next level of its commercial business development; the Company is now able to address all logistic concerns and service all customer needs and specifications to utilize the KKM; that we have several orders in process and that the KKM is a BAST design that over time will be adopted in much larger numbers with influence coming from government regulators, first responder organizations and shippers of hazardous materials. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; our sales may not grow and sustain anticipated revenue streams; AAR approvals may not be attained; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	7773 – 118A Street
North Delta, BC, V4C 6V1
www.kelsotech.com